Exhibit 12

NewMarket Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands, except ratios)

	Years Ended December 31
	2009	2008	2007	2006	2005
Earnings:
Pretax income from continuing operations before discontinued operations	$239,376	$105,326	$100,424	$79,962	$33,798
Interest expense (net)	11,716	12,046	11,557	15,403	16,849
Portion of rent expense representative of interest factor	6,379	6,713	6,097	5,787	5,636
Amortization of capitalized interest	235	233	251	346	1,144

Adjusted pretax income from continuing operations	$257,706	$124,318	$118,329	$101,498	$57,427

Fixed Charges:
Interest expense (before deducting capitalized interest)	$12,497	$12,931	$12,124	$15,624	$16,970
Portion of rent expense representative of interest factor	6,379	6,713	6,097	5,787	5,636

Total fixed charges	$18,876	$19,644	$18,221	$21,411	$22,606

Ratio of earnings to fixed charges	13.7	6.3	6.5	4.7	2.5